UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Viburnum Funds Pty Ltd
Attention: David St Quintin
31 Carrington Street

Nedlands, Western Australia, Australia, 6009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Viburnum Funds Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,246,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,246,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,246,227
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.35% based on 177,520,202 shares outstanding as of January 7, 2021
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. VF Strategic Equites Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,442,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,442,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,442,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.39% based on 177,520,202 shares outstanding as of January 7, 2021
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Craig E. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,466,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,466,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,466,227
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.47% based on 177,520,202 shares outstanding as of January 7, 2021
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Marshall Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,246,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,246,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,246,227
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.35% based on 177,520,202 shares outstanding as of January 7, 2021
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Anthony Howarth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,246,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,246,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,246,227
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.35% based on 177,520,202 shares outstanding as of January 7, 2021
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preamble

This Schedule 13D supersedes the Schedule 13D filed on September 8, 2020, by Viburnum, Conviction Fund, Strategic Fund, Craig E. Coleman, Marshall Allen and Anthony Howarth relating to the Shares of the Issuer (all defined terms as defined below). This Schedule 13D is being filed because the ownership percentage decreased by greater than 1% as a result of Viburnum ceasing to act as investment manager for the Conviction Fund on January 7, 2021. The relevant Reporting Persons have complied with the Form 4 filing requirements, and the Australian Securities Exchange disclosure requirements in relation to ownership changes as a result of the transactions since the last Section 13D filed.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, US$0.0001 par value per share (the “Shares”), of Universal Biosensors, Inc. (the “Issuer”). The Shares are traded as Chess Depository Interests (“CDIs”) on the Australian Stock Exchange. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

The address of the principal executive offices of the issuer is 1 Corporate Avenue, Rowville, 3178, Victoria, Australia.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Viburnum Funds Pty Ltd, an Australian proprietary limited company (“Viburnum”), VF Strategic Equites Fund (“Strategic Fund”), Craig E. Coleman, Marshall Allen and Anthony Howarth, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Viburnum is an Australian based equity funds manager that manages, among other things, the Strategic Fund and separately managed accounts on behalf of Viburnum clients (“SMAs”). Each of Messrs. Coleman, Allen and Howarth serve as a director of Viburnum. The principal business address of each of the Reporting Persons is c/o Viburnum Funds Pty Ltd, 31 Carrington Street, Nedlands, Australia 6009.

In addition to serving as a director of Viburnum, Mr. Coleman also has served on the board of directors of the Issuer (the “Board”) since June 30, 2016 and was elected as Chair of the Board on August 7, 2017. Mr. Coleman participates in the Issuer’s standard outside director compensation program. Pursuant to this program, Mr. Coleman received annual director fees of A$50,000 from June 30, 2016 until August 7, 2017. This increased to annual director fees of A$150,000 from August 8, 2017 until December 31, 2018. This then decreased to annual director fees of A$80,000 from January 1, 2019. Mr. Coleman also serves as Chair of the Issuer’s Remuneration and Nomination Committee, for which role he was paid an additional fee of A$10,000 per annum from June 30, 2016 until December 31, 2018, at which time this additional fee ceased. Statutory superannuation under Australian law is also paid to independent non-executive directors (currently 9.50% of the base fee).

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

Messrs. Coleman, Allen and Howarth are Australian citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Strategic Fund and SMAs managed by Viburnum were purchased using investment funds in open market purchases and those purchases since the last Section 13D filed are set out in Appendix A. Also set out in Appendix A are the Shares deemed sold by Viburnum upon ceasing to manage the Conviction Fund on January 7, 2021.

The aggregate purchase price of the 18,442,469 Shares owned directly by Strategic Fund is approximately $7,539,886 including brokerage commissions.

The aggregate purchase price of the 8,803,758 Shares owned directly by the SMAs is approximately $1,937,422 including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions and other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

The Reporting Persons have had communications with the Issuer regarding management of the Issuer as Mr. Coleman has served on the Board since June 30, 2016. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may from time to time engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Strategic Fund beneficially owns 18,442,469 Shares. SMAs beneficially owns 8,803,758 Shares. Viburnum, as the sole manager of the foregoing entities, may be deemed to beneficially own 27,246,227 Shares. As the sole manager of the Strategic Fund and the SMAs, Viburnum shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the Strategic Fund and the SMAs. The 27,246,227 Shares owned by the Strategic Fund and the SMAs represent approximately 15.35% based on 177,520,202 Shares outstanding as of January 7, 2021.

Each of Craig E. Coleman, Marshall Allen and Anthony Howarth share voting and dispositive power over, and may be deemed to beneficially own all of the 27,246,227 Shares, held by the Strategic Fund and separately managed accounts, due to each of the foregoing individuals serving as a director of Viburnum. Each of Messrs. Coleman, Allen and Howarth disclaims beneficial ownership over the Shares held by the Strategic Fund and SMAs.

In addition to the 27,246,227 Shares held by the Strategic Fund and SMAs, Mr. Coleman may be deemed to beneficially own 220,000 additional Shares as a result of serving as a trustee of the Coleman Super Fund, of which Mr. Coleman is a potential beneficiary. No other Reporting Person may be deemed to beneficially own, or share voting and dispositive power over, the additional shares owned by the Coleman Super Fund.

For a complete list of transactions involving the Shares that were effected since the last Section 13D filing please see Appendix A, which is incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 20, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13G or Schedule 13D with respect to securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Items to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Viburnum Funds Pty Ltd, VF Strategic Equities Fund, VF High Conviction Fund, VF Australian Equites Fund, Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson dated July 20, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021
VIBURNUM FUNDS PTY LTD

	By:	/s/ David St. Quintin
Name: David St. Quintin
Title: Company Secretary

VF STRATEGIC EQUITES FUND

	By:	/s/ David St. Quintin
Name: David St. Quintin
Title: Company Secretary of Investment Manager

	By:	/s/ Craig E. Coleman
Name: CRAIG E. COLEMAN

	By:	/s/ Marshall Allen
Name: MARSHALL ALLEN

	By:	/s/ Anthony Howarth
Name: ANTHONY HOWARTH

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON
SINCE THE LAST SECTION 13D FILING

The following table sets forth all transactions with respect to the Common Shares effected since the last section 13D filing made on September 8, 2020 by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Shares Purchased (Sold)		Price per Share ($)
SMAs	September 10, 2020	135,135		$0.3256
SMAs	September 14, 2020	80,178		$0.3307
SMAs	September 15, 2020	784,687		$0.3404

Conviction Fund	January 7, 2021	(12,559,109)	(1)	n/a

(1)	Shares deemed sold by Viburnum when they ceased to act as investment manager for the VF High Conviction Fund on January 7, 2021